ATAX Preferred Series A-1 Exchange Offering Issuer Free Writing Prospectus Dated August 25, 2022 Filed Pursuant to Rule 433 Registration No. 333-255475

Forward-Looking Statements This presentation incorporates information from a prospectus dated April 15, 2022, filed by America First Multifamily Investors, L.P. (the “Partnership”) with the Securities and Exchange Commission for the offering to which this communication relates (the “Prospectus”) and contains forward-looking statements. All statements in this document other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors” beginning on page 21 of the Prospectus and page 14 of our Annual Report on Form 10-K for the year ended December 31, 2021. These forward-looking statements are subject to various risks and uncertainties and America First Multifamily Investors, L.P. expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Disclosure Regarding Non-GAAP Measures This document refers to certain financial measures that are identified as non-GAAP. The Partnership believes that these non-GAAP measures are helpful to investors because they are the key information used by management to analyze the Partnership’s operations. This information should not be considered in isolation or as a substitute for the related GAAP measures. A reconciliation of Non-GAAP measures to the most comparable GAAP measures can be found in Addendum C of this presentation. Important Information

Free Writing Prospectus Statement America First Multifamily Investors, L.P. (“we,” “us,” “our,” or the “Partnership”) has filed a registration statement on Form S-4 (including a prospectus) and a post-effective amendment no. 1 to the Form S-4 (collectively, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The original registration statement on Form S-4 was declared effective by the SEC on July 6, 2021, and the post-effective amendment no.1 to the Form S-4, which contains the current prospectus, was declared effective by the SEC on April 13, 2022.   Before you invest, you should read the prospectus in the Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Partnership will arrange to send you the prospectus if you request it by calling (855) 428-2951. Additional Disclosures There is no guarantee that any specific outcome will be achieved in connection with your investment in the Partnership. An investment in our Series A-1 Preferred Units involves risks. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information in the “Risk Factors” section of the prospectus included in the post-effective amendment no.1 to the Registration Statement, which was declared effective by the SEC on April 13, 2022. Important Information

ATAX Preferred – Performance Summary Investment Thesis: To provide US depository institutions with an investment likely to receive positive Community Reinvestment Act (“CRA”) consideration, while generating income, distributing cash and providing an allocation of investment capital to specific Community Development Investments (“CDI”), while reducing risk through portfolio diversification and seniority within the fund capital stack. Preferred Series A Unit Performance Summary: $94.5 million of Preferred Series A Capital deployed between Q1 2016 – Q4 2017 Five Investors made nine separate rounds of investment $20 million of Series A Preferred Units exchanged for Series A-1 Preferred Units in April 2022 All Preferred Unit distributions have been made in full and on time CRA allocations managed across 32 different allocation requests From Q1 2016 through Q2 2022*, ATAX provided financing: For 44 additional Community Development Investments In 10 states and 27 different counties Representing 6,669 Total Units *Please see Addendum B: Community Development Investments Q1 2016 – Q2 2022

ATAX Series A Preferred Unit Holder Options Series A-1 Preferred Unit Exchange New Investment Credit New CRA Allocations Materially similar terms to Series A Senior Security 3% Rate Investor Optional Redemption on 6th Anniversary No Fees Investor Optional Redemption Return of investment capital Release CRA Allocations Series A Preferred Unit Continue to Hold Continue to receive distributions Maintain CRA allocations May redeem in part or whole upon 6th anniversary of investment and each anniversary of that date thereafter May exchange for Series A-1 pursuant to this offering at a later date No fees

ATAX – The Fund Partnership Details as of June 30, 2022 Symbol (NASDAQ) ATAX Most recent quarterly distribution $0.57 BUC price (common) $18.30 Units outstanding 22,017,915 Market capitalization $402.9 million 52-week range of BUC price $16.53 - $21.21 Total assets $1.44 billion Ratio of debt to total assets at par and cost 70% America First Multifamily Investors, L.P. (NASDAQ:ATAX) (the “Fund” or the “Partnership”) was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act for the initial purpose of acquiring, holding, selling and otherwise dealing with a portfolio of mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties.   We expect and believe the interest received on our mortgage revenue bonds is excludable from gross income for Federal income tax purposes. We may also make other investments in accordance with the First Amended and Restated Agreement of Limited Partnership dated September 15, 2015, as further amended. The majority of ATAX’s invested assets will be CRA-eligible investments, as determined by its General Partner.

ATAX – Illustrative Structure ATAX was formed for the primary purpose of acquiring, holding, selling, and managing a portfolio of mortgage revenue bonds issued to provide construction and/or permanent financing of multifamily residential properties. $1.44 billion portfolio generates primarily interest and amortization for the fund. The fund pays management fees and operating expenses. ATAX uses prudent levels of leverage to optimize fund returns. ATAX is approximately 70% levered, of which 29% of debt is fixed rate on fixed rate assets, 36% is variable rate debt on variable rate assets and 11% is hedged variable rate debt on fixed rate assets, leaving just 24% of variable rate debt on fixed rate assets. Preferred Units are senior in distribution & liquidation to the General Partner and BUC capital. The Preferred Units receive CRA allocation to specific requested Community Development Investments. $402.9 million of market cap equity as beneficial unit certificates (BUCs) listed on NASDAQ. Holders receive quarterly distributions.

Allocable Community Development Investments States with Allocable Community Development Investments State Available for Allocation CA 148,502,445 CO 55,099,572 FL 25,363,127 GA 25,269,777 IL 7,351,468 IN 5,220,000 LA 11,500,000 MN 155,797,600 MS 6,900,000 NC 16,365,000 NM 24,900,000 SC 77,523,004 TN 11,581,925 TX 339,401,414 WA 9,850,000 Total $920,625,332 As of June 30, 2022 ATAX has over $920 million of Community Development Investments available for allocation to Preferred Unit holders.

Preferred Units Distribution Coverage Ratio

- The Partnership believes that Net Income and Cash Available for Distribution[1] ("CAD") provides relevant information about the Partnership's operations and is necessary for understanding its operating results.
- ATAX's Net Income and CAD over the last six years has generated significant coverage for the distributions to the Series A Preferred Unit holders and shown strong earnings through market cycles.

						Series A/A-1 Preferred Units Distribution Coverage Ratio	
Year	Net Income ($US)	CAD	Preferred Units Distribution & Accretion	Full CAD[2]	Series A/A-1 Preferred Units Distribution[3]	Net Income	CAD
2016	23,784,507	30,204,080	583,407	30,787,487	2,835,000	8.4X	10.9X
2017	30,591,198	36,098,781	1,982,538	38,081,319	2,835,000	10.8X	13.4X
2018	41,139,529	43,567,768	2,871,050	46,438,818	2,835,000	14.5X	16.4X
2019	30,492,151	34,388,377	2,871,051	37,259,428	2,835,000	10.8X	13.1X
2020	7,208,828	15,766,220	2,871,051	18,637,271	2,835,000	2.5X	6.6X
2021	38,099,488	39,666,322	2,871,051	42,537,373	2,835,000	13.4X	15.0X
Through 2Q22	43,870,699	38,377,920	1,434,244	39,812,164	1,417,500	30.9X	28.1X
					Three Year Average (2019-2021)	8.9X	11.6X
					Five Year Average (2017-2021)	10.4X	12.9X

Assumptions:

1. Please see Addendum C: Cash Available for Distribution Calculations for e reconciliation of CAD to its most directly comparable GAAP measure.
2. Full CAD calculated by adding back Preferred Unit Distributions & Accretion to CAD.
3. Assumes issuance of $94,500,000 of Series A Preferred Units as if outstanding over entire period.

ATAX AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

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Interest Rate Sensitivity Analysis The management team seeks the optimization of Fixed versus Variable rate leverage based upon the current and projected interest rate market. The sensitivity analysis represents the change over the next 12 months assuming an immediate shift in rates and management does not adjust its strategy in response. The seniority of the Preferred Units further reduces impact from changes in interest rates. Description -25 bps +50 bps +100 bps +150 bps +200 bps Tender Option Bond debt financing $1,212,070 ($2,424,139) ($4,848,279) ($7,272,418) ($9,696,557) Tax Exempt Bond Securitization debt financing 126,796 (253,592) (507,184) (760,777) (1,014,369) Other investment financings 6,225 (12,451) (24,901) (37,352) (49,802) Variable rate investments (1,075,630) 2,156,218 4,312,436 6,468,654 8,624,871 Total $269,461 ($533,964) ($1,067,928) ($1,601,893) ($2,135,857) Please Note: The interest rate sensitivity table above (the “Table”) represents the change in interest income from investments, net of interest on debt and settlement payments for interest rate derivatives over the next twelve months, assuming an immediate parallel shift in the LIBOR yield curve and the resulting implied forward rates are realized as a component of this shift in the curve. Assumptions include anticipated interest rates, relationships between interest rate indices and outstanding investments, liabilities and interest rate derivative positions. No assurance can be made that the assumptions included in the Table presented herein will occur or that other events will not occur that will affect the outcomes of the analysis. Furthermore, the results included in the Table assume the Partnership does not act to change its sensitivity to the movement in interest rates. As the above information incorporates only those material positions or exposures that existed as of June 30, 2022, it does not consider those exposures or positions that could arise after that date. The ultimate economic impact of these market risks will depend on the exposures that arise during the period, our risk mitigation strategies at that time and the overall business and economic environment.

Community Development Investments

- ATAX currently has over $920 million in Community Development Investments ("CDI") available for allocation nationally as of June 2022

- The majority of ATAX invested assets are eligible CDIs under the Community Reinvestment Act ("CRA")
  - CRA Majority of Invested Assets Certification provided at close.
  - Annual CRA Majority of Invested Assets Certification provided thereafter.

- The General Partner determines CDI's where the majority of underlying units are restricted to those earning less than 80% of Area Median Income ("AMI").
  - Low Income Housing Tax Credit multifamily housing.
  - 501(c)(3) Income Restricted multifamily housing.

- A Preferred unit investment has CDI specific allocations while also providing diversified risk across a portfolio.
  - Equity allocated to specific CDI(s) for reporting purposes.
  - Strict control of CRA allocations to ensure no overlap.
  - Fund portfolio spreads economic risk

- Regulatory approval received by Preferred Unit Investors.



Bruton Apartments
Dallas, TX

$18.14 Million
Senior Bond
100% @ 60% AMI



Seasons At Simi Valley
Simi Valley, CA

$4.4 Million
Senior Bond
40% @ 40% & 60% @ 50% AMI



Bridle Ridge Apartments
Greer, SC

$7.9 Million
Senior Bond
100% @ 60% AMI

Illustrative transactions

ATAX AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

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APPENDIX

The Management Team We approach multifamily real estate as long-term owners and managers. Based in Omaha, Nebraska, the core team of real estate professionals executes ATAX’s fundamental long-term strategy. Our in-depth knowledge of the industry, from development to property management, combined with our proven and verifiable track record of success, is a testament of the commitment and dedication we bring to each property. The General Partner that manages ATAX’s operations is a wholly owned subsidiary of Greystone. Key features of each of our real estate investments includes: Safety and preservation of capital. Predictable current cash distributions/yields. Potential for enhanced yield/capital appreciation. Expertise Multifamily Ownership Affordable Housing Seniors and Skilled Nursing Facilities Multifamily Property Management Student Housing

Greystone #11 FHA Multifamily & Healthcare Lender Top 10 Fannie Mae DUS® & Freddie Mac Optigo® Lender #2 Fannie Mae DUS ® & Freddie Mac Optigo® Small Loan Lender $18.3B Loan Originations in 2021 $84.1B2 Total Loan Servicing Portfolio COMPANY STRUCTURE Loan Servicing and Asset Management Real Estate Finance Structured Finance Investment Sales Affiliated Businesses Affordable Housing Development Property Development Acquisition and Management of Multifamily and Healthcare Properties Public Institutions Real Estate Advisory Based upon combined originations for HUD’s 2021 fiscal year by Greystone Servicing Company LLC and Greystone Funding Company LLC Primary and Special Servicing combined

Summary of Terms: Series A-1 Preferred Units ISSUER America First Multifamily Investors, L.P., a Delaware limited partnership. (NASDAQ: ATAX) SECURITIES TO BE EXCHANGED Up to 9,450,000 Series A-1 Preferred Units, representing limited partnership interests in the Partnership EXCHANGE AMOUNT In part or in whole RATE 3.0% Fixed rate, non-cumulative distribution paid quarterly. INVESTOR OPTIONAL REDEMPTION Can put all, or in part, at par plus any accrued and unpaid distribution: Upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter; If the ratio between the BUCs market capitalization and aggregate Series A/A-1 Preferred Units falls below 1:1 for 15 consecutive business days. ISSUER OPTIONS Issuer has the option to call all, or in part, upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter. DISTRIBUTION AND LIQUIDATION PREFERENCE Senior to BUCs and on parity with the Series A Preferred Units INVESTED ASSETS ATAX represents that the majority of its invested assets, as determined by its General Partner, will be CRA-eligible investments. RIGHTS Non-voting, non-convertible, no registration rights CRA ALLOCATION Community Development Investment Specific Allocation with Portfolio Diversification FUND CRA CRA Certificate of Majority of Invested Assets at close, annually thereafter FEES None

Addendum A America First Multifamily Investors, L.P. – Ownership Diagram Beneficial Unit Certificates (“BUCs”) represent Limited Partnership Interests in America First Multifamily Investors, L.P. that are credited to the initial Limited Partner and whose rights are irrevocably assigned to the BUC Holders. Greystone AF Manager LLC America First Capital Associates, L.P. Two (“AFCA 2” or the “General Partner) America First Multifamily Investors, L.P. (Nasdaq: ATAX) Limited Partnership Interests Preferred Units Series A, Series A-1 & Series B Greystone AF Holdings LLC Greystone ILP, inc. (The “initial limited partner of ATAX”) Beneficial Unit Certificate (“BUC”) Holders 100% owned 99% owned Limited Partnership Interests (1) 99.99% owned .01% owned 1% owned Portfolio of Investments

Addendum B

Community Development Investments Q1 2016 – Q2 2022

Community Development Investment	Project Location	Deal Type	County	State	Units
Companion at Thornhill Apartments	Lexington, SC	Refinance	Lexington	SC	179
Concord at Williamcrest	Houston TX	Acquisition + Rehab	Harris	TX	288
Concord at Gulf Gate	Houston TX	Acquisition + Rehab	Harris	TX	288
Concord at Little York	Houston TX	Acquisition + Rehab	Harris	TX	276
Las Palmas II	Coachella, CA	Acquisition + Rehab	Riverside	CA	81
San Vicente Townhomes	Soledad, CA	Acquisition + Rehab	Monterey	CA	50
Harmony Court	Bakersfield, CA	Acquisition + Rehab	Kern	CA	96
Summerhill	Bakersfield, CA	Acquisition + Rehab	Kern	CA	128
Madera Family	Madera, CA	Acquisition + Rehab	Madera	CA	75
Courtyard	Fullerton, CA	Acquisition + Rehab	Orange	CA	108
Seasons San Juan Capistrano	San Juan Capistrano, CA	Acquisition + Rehab	Orange	CA	112
Seasons Lakewood	Lakewood, CA	Acquisition + Rehab	Los Angeles	CA	85
Oaks at Georgetown	Georgetown, TX	Acquisition + Rehab	Williamson	TX	192
Harmony Terrace	Simi Valley, CA	Acquisition + Rehab	Ventura	CA	136
Avistar at Copperfield	Houston, TX	Acquisition + Rehab	Harris	TX	192
Avistar at Wilcrest	Houston, TX	Acquisition + Rehab	Harris	TX	88
Avistar at Wood Hollow	Austin, TX	Acquisition + Rehab	Travis	TX	409
Montecito at Williams Ranch	Salinas, CA	Acquisition + Rehab	Monterey	CA	132
Village at River's Edge	Columbia, SC	New Construction	Richland	SC	124
Vineyard Gardens	Oxnard, CA	Acquisition + Rehab	Ventura	CA	62
South Pointe	Hanahan, SC	Acquisition + Rehab	Berkeley	SC	256
Rosewood	Goose Creek, SC	Acquisition + Rehab	Berkeley	SC	100
Solano Vista	Vallejo, CA	Acquisition + Rehab	Solano	CA	96

ATAX AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

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Addendum B (continued)

Community Development Investments
Q1 2016 – Q2 2022

Community Development Investment	Project Location	Deal Type	County	State	Units
Village at Avalon	Albuquerque, NM	New Construction	Bernalillo	NM	240
Gateway Village	Hillsborough, NC	Acquisition + Rehab	Orange	NC	64
Lynnhaven	Durham, NC	Acquisition + Rehab	Durham	NC	75
Montevista	San Pablo, CA	Acquisition + Rehab	Contra Costa	CA	82
Scharbauer Flats	Midland, TX	New Construction	Midland	TX	300
Oasis at Twin Lakes	Roseville, MN	New Construction	Ramsey	MN	228
Ocotillo Springs	Brawley, CA	New Construction	Imperial	CA	75
CCBA Senior Gardens	San Diego, CA	New Construction	San Diego	CA	45
Centennial Crossings	Centennial, CO	New Construction	Arapahoe	CO	209
Hilltop at Signal Hills	West St Paul, MN	New Construction	Dakota	MN	146
Legacy Commons at Signal Hills	West St Paul, MN	New Construction	Dakota	MN	247
Hope on Broadway	Los Angeles, CA	New Construction	Los Angeles	CA	49
Hope on Avalon	Los Angeles, CA	New Construction	Los Angeles	CA	88
Jackson Manor Apartments	Jackson, MS	Acquisition + Rehab	Hinds	MS	60
Osprey Village	Kissimmee, FL	New Construction	Osceola	FL	383
Willow Place Apartments	McDonough, GA	New Construction	Henry	GA	182
Anaheim & Walnut	Long Beach, CA	Acquisition + Rehab	Los Angeles	CA	88
Residency at the Mayer	Hollywood, CA	Acquisition + Rehab	Los Angeles	CA	79
Lutheran Gardens Apartments	Compton, CA	Acquisition + Rehab	Los Angeles	CA	76
Residency at the Entrepreneur	Hollywood, CA	New Construction	Los Angeles	CA	200
Magnolia Heights	Covington, GA	New Construction	Newton	GA	200
			TOTAL		**6,669**

ATAX AMERICA FIRST MULTIFAMILY INVESTORS, L.P.
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Addendum C

Cash Available for Distribution Calculation

The Partnership believes that Cash Available for Distribution ("CAD") provides relevant information about the Partnership's operations and is necessary, along with net income, for understanding its operating results. To calculate CAD, the Partnership begins with net income as computed in accordance with GAAP and adjusts for non-cash expenses consisting of depreciation expense, amortization expense related to deferred financing costs, amortization of premiums and discounts, non-cash interest rate derivative expense or income, provisions for credit and loan losses, impairments on MRBs, governmental issuer loans, Public housing Capital Fund Trust Certificates, real estate assets and property loans, deferred income tax expense (benefit) and restricted unit compensation expense. The Partnership also deducts Tier 2 income allocable to the General Partner as defined in the Partnership Agreement and distributions and accretion for the Preferred Units. Net income is the GAAP measure most comparable to CAD. There is no generally accepted methodology for computing CAD, and the Partnership's computation of CAD may not be comparable to CAD reported by other companies. Although the Partnership considers CAD to be a useful measure of the Partnership's operating performance, CAD is a non-GAAP measure that should not be considered as an alternative to net income calculated in accordance with GAAP, or any other measures of financial performance presented in accordance with GAAP. The following table shows the calculation of CAD (and a reconciliation of the Partnership's net income, as determined in accordance with GAAP, to CAD) for the six months ended June 30, 2022, and the years ended December 31, 2021, 2020, 2019, 2018, 2017 and 2016.

	Six Months Ending	For the Years Ended December 31,					
	June 30, 2022	2021	2020	2019	2018	2017	2016
Net Income	43,870,699	38,099,488	7,208,828	30,492,151	41,139,529	30,591,198	23,784,507
Change in fair value of derivatives	(3,707,564)	(23,214)	(116,899)	499,835	(724,579)	240,091	(17,618)
Depreciation and amortization expense	1,368,024	2,732,922	2,810,073	3,091,417	3,556,265	5,212,859	6,862,530
Provision for credit loss	-	1,856,893	7,318,590	-	-	-	-
Provision for loan loss	-	444,302	911,232	-	-	-	-
Impairment of securities	-	-	-	-	1,141,020	761,960	-
Impairment charge on real estate assets	-	-	25,200	75,000	150,000	-	61,506
Reversal of impairment on securities	-	-	(1,902,979)	-	-	-	-
Reversal of impairment charge on real estate assets	-	(250,200)	-	-	-	-	-
Amortization of deferred financing costs	944,192	1,209,837	1,450,398	1,713,534	1,673,044	2,324,535	1,862,509
Restricted unit compensation expense	339,407	1,277,694	1,017,938	3,636,091	1,822,525	1,615,242	833,142
Deferred Income Taxes	(6,707)	(89,055)	(105,920)	(149,874)	(242,235)	(400,000)	366,000
Redeemable Preferred Unit distributions and accretion	(1,434,244)	(2,871,051)	(2,871,051)	(2,871,051)	(2,871,050)	(1,982,538)	(583,407)
Tier 2 (Income) Loss allocable to the General Partner	(2,835,548)	(2,649,242)	80,501	(2,018,202)	(2,062,118)	(1,994,518)	(2,858,650)
Recovery of prior credit loss	(22,623)	-	-	-	-	-	-
Bond premium, discount and origination fee amortization, net of cash received	(137,716)	(72,052)	(59,691)	(80,524)	(14,633)	(270,048)	(106,439)
Total CAD	**38,377,920**	**39,666,322**	**15,766,220**	**34,388,377**	**43,567,768**	**36,098,781**	**30,204,080**

ATAX AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

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